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                         EXTENDED MATURITY BENEFIT RIDER

                      An Additional Benefit of this Policy
                                    Issued By

                                 Columbus Life
                               Insurance Company
                                   [GRAPHIC]
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Extended
Maturity Benefit

If the Net Cash Surrender Value of Your policy is a positive amount on the day before the policy anniversary on which the Insured is age 100, the policy will continue in effect until the Insured's death, or until it is surrendered for its Net Cash Surrender Value.

Revised Death
Benefit

On and after the policy anniversary on which the Insured is age 100, the Death Benefit under the policy will be equal to:

     (1)  the greater of the Specified Amount or the Cash Surrender Value; less

     (2)  the Indebtedness.

Conditions

On the policy anniversary on which the Insured is age 100, We will:

     (1) transfer Your Variable Account Value to the Fixed Account if Your policy is a variable policy; and

     (2) increase the interest rate credited to that portion of the Account Value that corresponds to outstanding policy loans to equal the interest rate charged against such policy loans.

On and after the policy anniversary on which the Insured is age 100, We will not:

     (1)  accept premium payments;

     (2)  permit transfers, further loans, or changes to the Specified Amount;
          or

     (3) deduct the Monthly Deduction and Monthly Expense Charge from Your Account Value.

When Effective

The effective date of this rider is the date the policy is effective.

Termination

This rider will terminate on the earlier of:

     (1) the Monthly Anniversary Day following the date We receive Your written request to cancel this rider; or

     (2)  the date the policy terminates.

Other

This rider is attached to and made a part of the policy. The terms and definitions of the basic policy apply to this rider except to the extent they are in conflict with its terms. There is no cost for this rider.


       /s/ Donald J. Wuebbling                   /s/ Lawrence L. Grypp
              Secretary                                 President



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